Form N-SAR,
Sub-Item 77Q1(a)
Copies of any material amendments
to the registrants charter


Nuveen Insured Tax-Free Advantage Municipal Fund
 811-21213


Attached please find as an exhibit under Sub-Item 77Q1(a) of Form N-SAR a copy of the Statement Establishing and Fixing the Rights and Preferences of
Variable Rate Municipal Term Preferred Shares, considered an amendment to the Articles of Incorporation, containing a description of the Funds preferred securities.